

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2022

Lei Huang
Co-Chief Executive Officer
TradeUP Global Corporation
437 Madison Avenue, 27th Floor
New York, New York 10022

> **Re: TradeUP Global Corporation**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed December 28, 2021**
> **File No. 333-260418**

Dear Mr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-4

General

1. Given your disclosure that maintaining access to a stable power supply is a key challenge in the mining business, and SAI's reliance on secured power in Kazakhstan to support its growth, please revise throughout to reflect recent developments concerning Kazakhstan's political and economic instability. Discuss the effect of the recent intermittent energy and internet access on the bitcoin hashrate and SAI's operations. State whether this has had or is expected to have a material adverse effect on SAI's operations.

2. Please update the audited financial statements of SAI Tech to include the year ended December 31, 2021. Further disclose how you accounted for treasury shares as referenced elsewhere in your filing.

Certain Unaudited Projected Financial Information of SAI, page 140

3.   Refer to comment 1 above. With a view toward revised disclosure, please provide a brief analysis as to whether or not the previously disclosed projections have a reasonable basis given these recent developments.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021, page 177

4.   See footnote 3 on page 178. Please disclose how you gave effect to the warrant agreement for 9.8 million shares issued to the Beijing SAI Tech shareholders and its eventual settlement. Further quantify the Beijing SAI's shareholders' "return to SAI equivalent to the effect of the disposal of an investment in a subsidiary at carrying value." Tell us why only certain of the shareholders who returned their repatriated investment to SAI were issued a warrant agreement.

SAI Tech
Notes to Unaudited Condensed Consolidated Financial Statements
8. Redeemable Preferred Shares, page F-77

5.   Refer to the roll-forward schedule of redeemable preferred shares on page F-78, provided in response to prior comment 11. As appropriate, please:
   •   include the 2,040,816 Series Seed Shares and
   •   provide separate line items for Series Angel and Series Pre-A Preferred shares. If true, please also clarify that the Series Pre-A shares exclude the Series Pre-A shares underlying the warrant agreement referenced on page F-70.

6.   We note your response to comment 12. It appears the warrant agreement, although ultimately settled through a warrant denominated in US dollars and issued by SAI parent holding company, was executed in April 2021 by SAI Tech when its functional currency was the RMB (prior to the change of its functional currency to the US dollar subsequent to June 30, 2021). Accordingly, as of its issue date, this warrant appears to be indexed to SAI's own stock pursuant to ASC 815-40-15-7I. A subsequent change in the functional currency does not necessarily result in a change in the accounting treatment of a liability recognized in a prior period. We also note that the underlying Series Pre-A shares appear to exceed the total number of shares authorized for that series per Business Combination Agreement, Section 4.3 (Annex A-1 17). Please revise or advise us.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: David C. Buck